JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

October 27,   2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:

Re:

Paramount Gold and Silver Corp.  (the “Company”)

Amendment No, 2 to the Registration Statement on Form S-3

File No.  333-153104

Filed:  October 8, 2008

Form 10-k for the fiscal year ended June 30, 2008

File No. 1-33630

Filed September 25, 2008

Preliminary Proxy Statement on Schedule 14A

File No.  1-33630

Filed October 3, 2008

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated October 21, 2008.

1.  With respect to comment No. 1 with respect to the Company’s designation as a non-accelerated filer for the year ended June 30, 2008, we provide the following calculation:

Total number of issued and outstanding shares as of 12/31/08
(the last day of the Company’s second quarter)	47,695,997
47,695,997
Closing Bid price of Common Stock on 12/31/08	$2.05
Market Capitalization:	$97,776,793

With a market capitalization of $97,776,793, the threshold for designation as an accelerated filer being $75 million,   the minimum market valuation for shares held by affiliates must be $22,776,793.

As of 12/31/08,  our affiliates owned the following number of shares of common stock:

Name (officers and directors)

Christopher Crupi	3,623,900
William Reed	460,000
Lucie Letellier	141,260
Daniel Hachey	150,000
John Carden	45,000

Total:	4,420,160

Total held by affiliated shareholders: (1)

Libra Fund Lp	1,904,000
Libra Fund Offshore	477,000
Sprott Asset Management	2,428,000
Mackenzie Financial Corp.	1,000,000
Sentry Select Precious Metals Mining	865,000
Sentry Select Precious Metals Growth	135,000
Anima	1,000,000

Total:	7,809,000

Total shares held by officers directors and affiliates:   12,229,160

Total market capitalization of shares held by affiliates:  12,229,160 X $2.05 = $25,069,778

Total market capitalization:	$97,776,793
<Affiliated Market valuation>	25,069,778

Public Float	$72,707,015

1.  These  shareholders  invested in the Company’s financings throughout 2007 and were kept abreast on a regular basis regarding the Company’s operations, drilling results,  financing activities.   Because of their substantial investment management met with these institutional investors throughout calendar year 2007,  they were invited to board meetings and provided with information  during 2007  generally available only to the Company’s Board of Directors.  Beginning in calendar year 2008,  management began to look for other institutional investors.   These shareholders then relied on information otherwise available through our filings with the Commission and press releases.

2.  With respect to comment No. 2  regarding disclosures with respect to officer and director compensation, related party transactions, director independence, plan based compensation  and corporate governance matters as set forth in Release No. 33-8732A please be advised:

We have made significant changes to the Schedule 14(A) both in substance and in form in order to comply with the applicable disclosure requirements.   By way of example only,  some of the  more substantive changes that we have made include the following:

The following table sets forth the compensation paid to non employee directors for the periods indicated.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus Stock Awards ($)	Option Awards ($)	Non equity Incentive Plan Comp ($)	Non qualified All other Deferred Comp	TOTAL

Ian Talbot	2008		108,900	273,000			$381,900
	2007	-0-					-0-
	2006	-0-					-0-

Michel Yvan Stinglhamber	2008	24,000	87,500	49,000			$160,500
	2007	4,000		158,050			162,050
	2006	-0-					-0-

Daniel Hachey	2008		87,500	252,000			$ 339,500
	2007	870,000	210,000	442,000			1,522,000
	2006						-0-

John Carden	2008		99,000	252,000			$351,000
	2007		102,101				102,101
	2006	-0-					-0-

Robert Dinning	2008			14,000			$ 14,000
	2007						-0-
	2006	-0-					-0-

See page 10.

We have provided the following table with respect to outstanding options issued to our directors:

Name	No.	Expiration Date	Exercise Price
John Carden	180,000	8/22/12	$2.42
Daniel Hachey	180,000	8/22/12	$2.42
Daniel Hachey	200,000	11/30/11	$2.17
Daniel Hachey	100,000	1/4/12	$2.37
Ian Talbot	195,000	8/22/12	$2.42
Michel Stinglhamber	180,000	8/22/12	$2.42
Robert Dinning	50,000	8/22/12	$2.25

See page 11.

With respect to stock grants issued to our non employee directors we have provided the following information

No. of Shares of Common Stock
Name		Issued to Directors

Ian Talbot	2008	55,000
	2007	-0-
	2006	-0-

Daniel Hachey	2008	50,000
	2007	-0-
	2006	-0-

John Carden	2008	50,000
	2007	-0-
	2006	-0-

Michel Stinglhamber	2008	50,000
	2007	-0-
	2006	-0-

Robert Dinning	2008	-0-
	2007	-0-
	2006	-0-

See page 11.

A more detailed disclosure regarding our directors is included under the heading “The Board, its committees and its compensation” beginning on page 10.

As to our officers, and our employee directors, we have provided the following information:

We have provided the following information with respect to our officers:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus Stock Awards ($)	Option Awards ($)	Non equity Incentive Plan Comp (1)	Non qualified All other Deferred Comp (1)	TOTAL

Christopher	2008	156,000	792,000	560,000			$1,508,000
Crupi,	2007	39,000	35,000	552,000			626,000
Pres/CEO/Dir	2006	-0-	630,000				630,000

Lucie Letellier	2008	125,000		210,000			$235,000
C/F/O	2007	82,600	112,500				195,100
	2006	26,000					26,000

Michael Clancy	2008			105,000			$105,000
Secretary	2007						-0-
	2006						-0-

William Reed	2008	166,000		79,200	56,000		$301,200
V/P	2007	63,750	35,000		552,000		650,750
	2006	62,641		562,500			625,141

See page 17.

With respect to stock grants issued to our officers and employee directors, we have provided the following table:

		No. of Shares of Common Stock
Name		Issued to Officers

Christopher Crupi	2008	400,000
	2007	-0-
	2006	300,000

William Reed	2008	40,000
	2007	-0-
	2006	250,000

Lucie Letellier	2008	-0-
	2007	-0-
	2006	-0-

Michael Clancy	2008	-0-
	2007	-0-
	2006	-0-

See page 18.

With respect to options issued to our officers and employee directors we have provided the following information:

As of June 30, 2008 each of our  officers  has been granted the following options

Name	Number	Expiration date	Exercise Price

William Reed	400,000	8/22/12	$2.42
William Reed	400,000	10/31/11	$2.06
Christopher Crupi	400,000	8/22/12	$2.42
Christopher Crupi	400,000	10/31/11	$2.06
Michal Clancy	75,000	8/22/12	$2.42
Lucie Letellier	150,000	8/22/12	$2.42

See page 18.

A more detailed disclosure regarding our officers is included under the heading  “Compensation of our Officers” beginning on page 17.

With respect to matters regarding our corporate governance, we have provided significantly enhanced disclosure with respect to the committees of our Board of Directors, the responsibilities of each committee as well as disclosing the number of committee and board meetings. We have also included the reports as prepared by the audit, compensation and nominating committees.

(See pages: 12 through 15)

With respect to our discussion regarding the manner in which the Company addresses related party transactions, we have included the following:

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related party transactions, including the Sarbanes-Oxley Act of 2002.  A related person is any executive officer, director, or more than 5% shareholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons.   Our audit committee has been charged with responsibility for approving all related party transactions as part of the audit committee’s overall responsibilities as set forth in its charter.  In considering related party transactions, the Audit Committee takes into account the relevant available facts and circumstances.  In the event a director has an interest in the proposed transaction, the director must recuse himself from the deliberations and approval.

(See disclosure on page 19)

3. With respect to comment no. 3 regarding amending the terms of outstanding options:

We have made significant changes throughout the Schedule 14(a) to comply with Item 201(d) of Regulation S-K as well as Item 10(c) of Schedule 14(a).  Several of these changes have been incorporated in our response to question number 2 and are addressed throughout the proxy.  We have also changed the proxy to reflect that the new exercise price will be equal to the greater of $.50 per share or the fair market value on the date  In addition,  we have provided the following chart to reflect outstanding option grants to officers and directors:

	Price	Current Exercise	New Exercise Price	Date

Christopher Crupi	400,000	$2.42	$0.50	8/22/12
Lucie Letellier	150,000	$2.42	$0.50	8/22/12
William Reed	400,000	$2.42	$0.50	8/22/12
Daniel Hachey	180,000	$2.42	$0.50	8/22/12
Daniel Hachey	200,000	$2.17	$0.50	11/30/11
Daniel Hachey	100,000	$2.37	$0.50	1/24/11
John Carden	180,000	$2.42	$0.50	8/22/12
Ian Talbot	195,000	$2.42	$0.50	8/22/12
Michael Clancy	75,000	$2.42	$0.50	8/22/12
Robert Dinning	50,000	$2.25	$0.50	8/22/12
Michel Stinglhamber	180,000	$2.42	$0.50	8/22/12
(All officers as
a group 4)	1,025,000	$2.42	$0.50	8/22/12
(Non Officer
Directors as a
Group(5)	1,085,000	$2.42	$0.50	8/22/12
(All officers and
Directors)	2,110,000	$2.42	$0.50	8/22/12
Non Executive
Officer Employee
Group	1,439,500*

Total
	3,549,500

See page 31.

Paramount Gold and Silver Corp. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ JEFFREY G. KLEIN
Jeffrey G. Klein Counsel For Paramount Gold and Silver Corp.